ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200411

$500,000,000

THE KANSAS CITY SOUTHERN RAILWAY COMPANY

4.950% Senior Notes due 2045

July 22, 2015

This Pricing Supplement is qualified in its entirety by reference to the base prospectus dated November 20, 2014 and the related preliminary prospectus supplement dated July 22, 2015 (together, the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent this information is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus.

Issuer:	The Kansas City Southern Railway Company (the “Company”)

Title of Securities:	4.950% Senior Notes due 2045 (the “Notes”)

Guarantees:	The Notes will be unconditionally guaranteed, jointly and severally on an unsecured senior basis by Kansas City Southern (“KCS”), the Company’s parent, and each of KCS’s current and future domestic subsidiaries that guarantees the Company’s credit facility or certain other debt of the Company or a guarantor.

Aggregate Principal Amount:	$500,000,000

Final Maturity Date:	August 15, 2045

Issue Price:	99.733% plus accrued interest, if any, from the issue date

Coupon:	4.950%

Yield to Maturity:	4.967%

Benchmark Treasury:	UST 2.500% due February 15, 2045

Benchmark Treasury Price / Yield:	89-01 / 3.067%

Spread to Benchmark Treasury:	190 basis points

Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1

First Interest Payment Date:	February 15, 2016

Optional Redemption:	Prior to February 15, 2045 (the date that is six months prior to the maturity date), the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 30 basis points, plus accrued interest and any Additional Amounts to but excluding the redemption date.

On or after February 15, 2045 (the date that is six months prior to the maturity date), the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest to but excluding the redemption date.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Trade Date:	July 22, 2015

Settlement Date:	July 27, 2015 (T+3)

CUSIP/ISIN Numbers:	485188 AP1 US485188AP16

KCS has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The representatives of the underwriters can arrange to send you the Preliminary Prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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